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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*



MASTER REALTY PROPERTIES, INC. F/K/A
MASTER MORTGAGE INVESTMENT FUND, INC.
(Name of Issuer)

CONVERTIBLE DEBENTURES TO COMMON STOCK AND COMMON STOCK
(Title of Class of Securities)

575917-10-9
(CUSIP Number)


ROGER BUFORD, 3705 SHAWNEE MISSION PARKWAY FAIRWAY, KANSAS 66205
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



2/22/00
(Date of Event which Requires Filing of this Statement)
    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is
    filing this schedule because of   240.13d-1(e), 240.13d-1(f) or
    240.13d-1(g), check the following box. [   ]
    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 575917-10-9




            1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            ROGER E. BUFORD ###-##-####

 ................................................................................

            2.Check the Appropriate Box if a Member of a Group (See
            Instructions)

            N/A

(a).............................................................................

(b).............................................................................




            3.SEC Use Only

 ................................................................




            4.Source of Funds (See Instructions)
            A/F
 ......................................................................


            5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e

            N/A
 .......................................................................

            6.Citizenship or Place of Organization
            USA
 ................................................................................
Number of
            Shares
            Beneficially
            Owned by
            Each
            Reporting
            Person With
            7.Sole Voting Power
            74,213    5.924 percent
 ................................................................................



            8.Shared Voting Power
              0
 ................................................................................



            9.Sole Di